March 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	The Needham Funds, Inc. (the “Fund”)
Securities Act File No. 33-98310
Investment Company Act File No. 811-9114
Post-Effective Amendment No. 22 to Registration Statement on Form N-1A

Ladies and Gentlemen:

Submitted electronically for filing, today via accession number 0001144204-10-010638, on behalf of The Fund pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and to the Investment Company Act of 1940, as amended, was Post-Effective Amendment No. 22 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

This Amendment was filed to reflect changes to the Fund’s Registration Statement pursuant to the Securities and Exchange Commission’s March 31, 2009 amendments to Form N-1A, in order to enhance the disclosures that are provided to mutual fund investors.  The registrant elects to file its updated financial information by a post-effective amendment pursuant to Rule 485(b) prior to the effective date of this Amendment.

Please direct any questions you may have regarding this filing to Laura L. Grossman, Esq. at (212) 318-3000 and to my attention at (617) 824-1313.

Sincerely,

/s/ Christine M. Sheridan

Christine M. Sheridan, Esq.

cc:           Laura L. Grossman, Esq.